Exhibit 99.2

                                                              TSX-V: AVU

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                       T: (604) 687-3520       F: 1-888-889-4874

 August 15, 2012                                                                                                           NR 17 - 2012

August 15, 2012 NR 17 -2012

Avrupa and Antofagasta Minerals SA prepare for Phase 2 drilling at Alvalade JV, Portugal

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Alteration, stockwork veining present in 7 of 8 Phase 1 drill holes

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Full Phase 1 geochemical results expected by mid-September

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Budget approved for 3500-3800 meters of Phase 2 drilling

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to provide an update on the progress at the Alvalade Joint Venture in Portugal, an exploration project operated by Avrupa and funded by Antofagasta Minerals SA (AMSA). The company has completed detailed logging and first-pass sampling of the Phase 1 drill holes.  Full geochemical results from all 971 samples are expected by mid-September.

Visual results, supported by detailed core logging, indicate the widespread presence of VMS-style alteration and stockwork veining in seven of the eight holes drilled in Phase 1. Two of the holes contain visible copper sulfide mineralization hosted in stockwork quartz veins, thin layers of semi-massive sulfides, and/or zones of disseminated sulfides in target stratigraphy.  More importantly, logging results and interpretations continue to support and enhance the geo-structural model for targeting potential massive sulfide mineralization within the JV work area.

The Company continues to utilize results from ongoing geological mapping, rock sampling, and re-logging/sampling of historic drill holes.  As the interpretation process continues, and the understanding of the geo-structural framework improves, the Avrupa team is better able to prioritize potential drill targets for the next phase of exploration drilling.

Paul Kuhn, CEO of Avrupa Minerals, commented, “We are very pleased with the results, so far.  The new information, coupled with previously assimilated and compiled geophysical and geochemical data, is being used aggressively to enhance the drill targeting process.  We expect to drill 3500-3800 meters more in the Phase 2 program, slated to start around mid-September.  We are developing many of the Phase 2 target areas directly from our new understanding of the geo-structural framework in the project region.  Full review and interpretation of the Phase 1 drill results will also lead directly to follow-up drilling, though possibly in a potential Phase 3 of the initial JV program, which could start sometime in early 2013.”

For more information concerning the initial drilling results and interpretations, please review an informational presentation, using the following link to the Avrupa website:

http://www.avrupaminerals.com/_resources/presentations/Alvalade_JV_update_August _2012.pdf

Antofagasta Minerals SA (“AMSA”) is the mining division of Antofagasta plc. Antofagasta plc is listed on the London Stock Exchange and is a constituent of the FTSE-100 Index, with interests also in transport and water distribution. Currently, AMSA activities are primarily concentrated in Chile where it owns and operates four copper mines: Los Pelambres, Esperanza, El Tesoro and Michilla.  Total production in 2012 is expected to be approximately 700,000 tonnes of copper, 11,000 tonnes of molybdenum and 280,000 ounces of gold.  AMSA also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia, and Africa.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 15 exploration licenses in three European countries, including eight in Portugal covering 2,532 km2, six in Kosovo covering 198 km2, and one in Germany covering 307 km2. Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.